Filed by Chicago Mercantile Exchange Holdings Inc. pursuant

to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-6 under the

Securities Exchange Act of 1934, as amended.

Subject Company: CBOT Holdings, Inc.

Subject Company’s Commission File No.: 001-32650

20 South Wacker Drive Chicago, IL 60606	141 West Jackson Boulevard Chicago, IL 60604

FOR IMMEDIATE RELEASE

Chicago Mercantile Exchange Holdings Inc. and CBOT Holdings, Inc. to Begin Mailing Joint Proxy Statement/Prospectus for Vote on Proposed Merger

CHICAGO, June 6, 2007 — Chicago Mercantile Exchange Holdings Inc. (NYSE: CME)(NASDAQ: CME) and CBOT Holdings, Inc. (NYSE: BOT) today announced that they will begin mailing the joint proxy statement/prospectus relating to their proposed merger on or about June 8, 2007.

Both companies will hold shareholder meetings on July 9, 2007, to seek approval for the proposed merger and other merger related issues. CME’s Board of Directors and CBOT Holdings’ Board of Directors have unanimously recommended that their respective shareholders vote “for” the adoption of the merger agreement originally entered into on October 17, 2006, and amended on December 20, 2006, and May 11, 2007.

Completion of the merger requires an affirmative vote of a majority of the outstanding shares of CME’s Class A and Class B common stock (voting together as a single class), and a majority of the outstanding shares of CBOT Holdings’ Class A common stock. The merger also requires certain approvals from Series B-1 and B-2 members of the CBOT.

Pending certain regulatory approvals, the parties expect to close the transaction in mid-year 2007. The joint proxy statement/prospectus is available at: http://www.sec.gov/ , http://www.cme.com/ and http://www.cbot.com/.

Chicago Mercantile Exchange Holdings Inc. (NYSE: CME)(NASDAQ: CME) became the first publicly traded U.S. financial exchange on Dec. 6, 2002. The company was added to the Russell 1000® Index on July 1, 2003, and to the S&P 500® Index on Aug. 10, 2006. It is the parent company of Chicago Mercantile Exchange Inc. ( http://www.cme.com/ ), the world’s largest and most diverse financial exchange. As an international marketplace, CME brings together buyers and sellers on the CME Globex® electronic trading platform and on its trading floors. CME offers futures and options on futures in these product areas: interest rates, stock indexes, foreign exchange, agricultural commodities, energy, and alternative investment products such as weather, real estate and economic derivatives. CME is a wholly owned subsidiary of Chicago Mercantile Exchange Holdings Inc. (NYSE: CME)(NASDAQ: CME).

As one of the leading global derivative exchanges, the Chicago Board of Trade provides a diverse mix of financial, equity and commodity futures and options-on-futures products. Building on its 159-year history, CBOT continues to advance into the future using the strength of deep liquidity, market integrity and member-trader expertise. Using superior trading technology in both electronic and open-auction trading platforms, CBOT provides premier customer service to risk managers and investors worldwide. For more information, visit our website at www.cbot.com.

Statements in this news release that are not historical facts are forward- looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or implied in any forward-looking statements. More detailed information about factors that may affect our performance may be found in our filings with the Securities and Exchange Commission, our most recent Quarterly Report on Form 10-Q, which can be obtained at its Web site at http://www.sec.gov/. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information

CME has filed a registration statement on Form S-4 (File No. 333-143282), which the Securities and Exchange Commission (SEC) declared effective on June 5, 2007. The registration statement contains a definitive joint proxy statement/prospectus regarding the transaction and meetings. This press release is not a substitute for the definitive joint proxy statement/prospectus or any other documents CME and CBOT have filed or will file with the SEC. Investors and security holders are urged to read the definitive joint proxy statement/prospectus and any other relevant documents filed or to be filed by CME or CBOT because they contain or will contain important information about the proposed transaction. The definitive joint proxy statement/prospectus, and other documents filed or to be filed by CME and CBOT with the SEC are or will be, available free of charge at the SEC’s Web site (www.sec.gov) or from Chicago Mercantile Exchange Holdings Inc., Shareholder Relations and Membership Services, 20 South Wacker Drive, Chicago, Illinois 60606, Attention: Beth Hausoul.

CME and its directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about the interests of such participants is available in the definitive joint proxy statement/prospectus.

CBOT Holdings and its directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about the interests of such participants is available in the definitive joint proxy statement/prospectus.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

CME Contacts –	CBOT Contacts –

Media: Anita Liskey, 312.466.4613 Allan Schoenberg, 312.930.8189	Media: Maria C. Gemskie, 312.341.3257

Chuck Burgess The Abernathy McGregor Group 212.371.5999	Investors Deborah Koopman 312.789.8532

Investors John Peschier 312.930.8491 CME-G

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